adecoagro

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Annual and Extraordinary General Meetings Proxy Card

(Items to be voted appear here and on reverse side)

A Annual General Meeting Proposals — The Board of Directors recommends a vote FOR proposals 1 - 9:

	For	Against	Abstain
1. Approval of the Consolidated Financial Statements of the Company as of and for the years ended December 31, 2024, 2023 and 2022.	☐	☐	☐
2. Approval of the Company's annual accounts as of December 31, 2024.	☐	☐	☐
3. Allocation of results for the year ended December 31, 2024.	☐	☐	☐
4. Declaration of dividends of an amount of USD 35 million to be allocated to the Interim Dividend and for the balance of USD 17.5 million to be paid in November.	☐	☐	☐
5. Vote on discharge (quitus) to all the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2024.	☐	☐	☐
6. Appointment of PricewaterhouseCoopers Société cooperative, réviseur d´enterprises agréé (Luxembourg) and Price Waterhouse & Co. S.R.L. (Argentina), as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2025.	☐	☐	☐
8. Approval of compensation of the members of the Board of Directors for the year 2025.	☐	☐	☐
9. Renewal of the authorization granted to the Company to purchase, acquire, receive or hold shares in the Company, as set out in the convening notice.	☐	☐	☐

7. Acknowledgement of the co-optation of certain directors and election of the following members of the Board of Directors:

	For	Against	Abstain
7.1 For a term of one (1) year each, ending on the date of the annual general meeting to be held in 2026:			
7.1.1 Ivo Sarjanovic	☐	☐	☐
7.1.2 Oscar A. Leon Bentancor	☐	☐	☐
7.1.3 Andres Larriera	☐	☐	☐
7.2 For a term of two (2) years each, ending on the date of the annual general meeting to be held in 2027:			
7.2.1 Daniel González	☐	☐	☐
7.2.2 Christian De Prati	☐	☐	☐
7.2.3 Kyril R. L. Louis-Dreyfus	☐	☐	☐
7.3 For a term of three (3) years each, ending on the date of the annual general meeting to be held in 2028:			
7.3.1 Manuela Artigas	☐	☐	☐
7.3.2 Juan José Sartori Piñeyro	☐	☐	☐
7.3.3 Mariano Bosch	☐	☐	☐

1 U P X

045HHF

2025 Annual and Extraordinary Meetings Admission Ticket

2025 Annual and Extraordinary Meetings of Adecoagro S.A. Shareholders

June 6, 2025, 11:00 am CT
5, Place Winston Churchill,
L-1340 Luxembourg
Grand Duchy of Luxembourg

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.
The Notice of Meeting is available at: http://www.adecoagro.com

Proxy — Adecoagro S.A.

Annual General Meeting and Extraordinary General Meeting of Shareholders – June 6, 2025

THIS PROXY IS SOLICITED BY THE COMPANY

Mr. Emilio F. Gnecco, and Mrs. Josefina Diaz Vega, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General and Extraordinary General Meetings of Shareholders of Adecoagro S.A. to be held on June 6, 2025 or at any adjournment or postponement thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" ITEMS 1 THROUGH 9 AND SUBSEQUENT 1 THROUGH 3.

(Items to be voted appear here and on reverse side)

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B Extraordinary General Meeting Proposal — The Board of Directors recommends a vote FOR proposals 1-3:

	For	Against	Abstain
1. Reduction of the issued share capital of the Company by cancellation of 6,000,000 shares with a nominal value of USD 1.50 each held in treasury by the Company, and amendment of article 5.1 of the articles of association of the Company, as set out in the convening notice.	☐	☐	☐
2. Renewal of the Company's authorized share capital and any authorization granted to the Board of Directors of the Company in relation thereto, until June 6, 2030, and amendment of article 5.1.1 of the articles of association of the Company, as set out in the convening notice.	☐	☐	☐
3. Amendment of the articles of association of the Company, specifically articles 7, 12.2.1, 13, 15, 17.2 and include new Articles 9.3, 9.4, 11.6, 11.9, 17.3. new Part VIII, new definition of Candidate Number and removal of the definitions of Material Transaction and Related Party from Article 25, as set out in the convening notice.	☐	☐	☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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D Non-Voting Items

Change of Address — Please print new address below.	**Comments** — Please print your comments below.

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